THE flowr CORPORATION

EMPLOYEE HANDBOOK

Welcome to Flowr: 2018 Edition.

ELVIS
Kissin' Cousins

Employee Handbook | Table of Contents

Disclaimer	5
1| Introduction to Handbook:	6
Employee Welcome Letter	6
Flowr Overview	7
Purpose	7
2 | Employment at Flowr:	8
Recruitment and Selection	8
Equal Employment Opportunity	8
Employees with Disabilities	8
Work Hours and Overtime	9
Statutory Holidays	9
Meal Breaks	10
Appearance and Dress Code	10
3 | Your Role at Flowr:	10
Employment Offer	10
Job Description	10
Orientation	11
Probationary Period	11
Expectations of Employee Behaviour	11
Absenteeism	12
Sick Days/Personal Emergency Days	12
4 | Payroll and Compensation:	12
Method and Timing of Payment	12
Payroll Deductions	12
Employee Benefits	12
5 | Working Environment:	13
Personal Calls and Visits	13
Personal Relationships	13
Dating in the Workplace	13
Gifts and Entertainment	14

2

6 | Termination of Employment	14
Resignation	14
Termination Procedure	14
Record of Employment	15
Payment of Final Wages	15
Exit Interview	15
7 | Performance, Development, and Discipline	15
Performance Reviews	15
Training and Development	16
Continuing Education	16
Criminal Record Checks	16
Performance Management Program	16
Dispute Resolution	16
Immediate Dismissal	18
Substance Abuse	18
8 | Technology and Computer Use	19
Care of Equipment/Supplies	19
Internet Communications	19
Telephone and Voicemail Use	19
External Communications	20
Use of Web Blogs, Personal Websites, and Social Media	20
Video Surveillance	21
Building, Computer, Network Security	21
9 | Confidential Information and Intellectual Property	21
Confidentiality	21
Non-Competition	22
No Solicitation of Employees, Franchisees, Business Partners or Contractors	22
Non-Retaliation	22
Intellectual Property	23
Inspection of Personal and Company Property	23
Password Standards	23
Employee Privacy	23

3

10 | Discrimination, Harassment and Violence in the Workplace	24
Discrimination	24
Harassment and Bullying	24
Definition of Harassment/Bullying	24
Definition of Workplace	25
What is NOT Harassment/Bullying	25
Worker Responsibilities	25
Complaint & Investigation Procedure	26
Informal Procedure	26
Formal Procedure (Investigation)	26
Outcome of the Investigation	27
WORKPLACE VIOLENCE	28
Definition	28
Definition of Workplace	28
Scope	28
Domestic Violence	28
History of Violence Disclosure	29
Workplace Violence Program	29
Complaint Procedure	30
Investigation Procedure	30
11 | Health and Safety	32
12 | Appendix I – Travel Policy	33
13 | Appendix II – Vacation, Time Off, and Absence Policy	39
14 | Appendix III – Expense Policy	42
15 | Appendix IV – Remote Working Policy	45
15 | Acknowledgement Form	47

4

Disclaimer

You are responsible for reading the handbook, familiarizing yourself with its contents, and adhering to all the policies and procedures of The Flowr Corporation and its affiliates (“Flowr” or the “Company”), whether set forth in this handbook or elsewhere.

The policies, procedures and standard practices described in this handbook are not conditions of employment. This handbook does not create an express or implied contract between Flowr and any of its employees. Flowr reserves the right to terminate any employee, at any time, with or without notice, for any reason deemed by the Company to be in the best interests of the Company.

All personnel policies contained herein were adopted by Flowr and supersede previous policies. We periodically review personnel policies in part or as a whole to ensure that they continue to reflect current thinking in the field of Human Resources Management and are consistent with trends and legislative requirements.

This manual is the property of Flowr and is to be returned to the Human Resources Department should employment be terminated.

5

1| Introduction to Handbook:
Employee Welcome Letter

Welcome aboard the Flowr team!

We are looking forward to seeing you grow and develop into an outstanding employee that exhibits a high level of care, concern, and compassion for others. We hope that you will find your work to be challenging, enjoyable, and rewarding.

We will expect your best each day. Know that we are concerned about your development our door is always open. The keys to your achievement will require you being attentive, reliable, honest, and ethical as outlined throughout this handbook.

Please take your time and review our policies so that you can know what is expected from every one of us. As a team, working together to achieve these objectives, we will build a profitable and sustainable business that will help thousands of patients and cater to the recreational consumer for decades to come.

We are constantly trying to get better at everything we do. A big part of that is the creation of a workplace where employees feel safe and respected, advance their careers, and have some fun too.

We sincerely hope that you will enjoy being part of our team.

Yours truly,

Thomas Flow – President & Founder

Vinay Tolia Chief Executive Officer	October 4, 2018

6

Flowr Overview

Flowr is focused on providing customers with the finest cannabis available. Our production methods and facility have been designed to ensure the highest quality and safest products possible. We are dedicated to furthering the science and medical understanding of cannabis and to educating the medical community, other key stakeholders, and the general population of its potential benefits.

The wellbeing and satisfaction with our products and services are of utmost importance to us. Our success in this marketplace over the long term depends greatly on our ability to develop and maintain excellent relationships with all our stakeholders including customers, physicians, care givers, consultants, suppliers, and our staff.

We are obligated to follow the strict operating protocols as set out in our Company’s Standard

Operating Procedure documents (SOP) that have been designed to meet and exceed both Health Canada and Good Manufacturing Practices standards (GMP). This Handbook has been developed to ensure that we have clear Human Resources Policies and Procedures that support our culture, our organization and our business, and that align with our SOP’s. These policies and procedures have been developed in accordance with “best practices” and in consideration of our operations and the direction in which we are growing our business.

Purpose

No business is free from day-to-day problems or challenges, but we believe our employee policies and practices will help provide guidance in resolving specific issues that arise. We all must work together to make the Company a positive, productive and dynamic organization that promotes genuine concern and respect for others including all employees and our customers. We ask that you read this Handbook very carefully and act in a manner that is reflective of it, both as to matters specifically covered in the Handbook as well as unforeseen issues and dilemmas that will inevitably arise. Please note that this Handbook cannot anticipate every situation that an employee finds him or herself in. When in doubt, please contact your manager, HR, or a member of the Flowr executive team. This Handbook supersedes all prior policies, procedures, and Handbook’s previously published.

This handbook will be updated from time to time for consistency with our business as it evolves, and with changes in the external marketplace and regulations. As part of this evolution, we value any feedback or suggestions for improvement from all members of staff. Flowr reserves the right to modify, supplement, rescind, or revise any provision of this handbook as it deems necessary or appropriate in its sole discretion with or without notice to you. Flowr will endeavor to ensure employees are made aware of any specific changes either electronically or in writing.

Throughout the handbook the “manager” title is referring to your direct supervisor regardless of their title and the use of “he or his” does not represent gender but used in a generic sense.

7

2 | Employment at Flowr:
Recruitment and Selection

The Company is a committed equal opportunity employer. We believe in promoting from within and in expanding individuals’ work experience through lateral job moves, provided that individuals’ skill sets and capacities meet the job requirements. In addition, we will utilize other methods to attract the best candidate including online tools, referrals, agencies, or other niche networks. Our recruitment strategy therefore is designed:

•	To attract the best person for each position (internally or externally)
•	To ensure equality of opportunity for all applicants
•	To promote our corporate vision and culture
•	To meet the organization’s operational requirements and strategic objectives

We rely upon the accuracy of information in the application and the accuracy of other data presented throughout the hiring process and employment. Any misrepresentations, falsifications, or material omissions in any of this information or data may result in exclusion of the individual from further consideration for employment or, if the person has been hired, termination of employment.

The Company is committed to ensuring that all applicants are able to participate equally in the Company’s recruitment, assessment and selection process. In Ontario, in accordance with the Accessibility for Ontarians with Disabilities Act, the Company notifies applicants, its employees and the general public that the Company is able to accommodate applicants with disabilities in its recruitment process by including such information in any job posting, whether such posting is made internally or externally. The Company also communicates the availability of accommodation directly to applicants . in Ontario, in accordance with the Accessibility for Ontarians with Disabilities Act, when they are individually selected to participate further in the assessment or selection process.

Equal Employment Opportunity

It is the policy of the Company to provide equal employment opportunity to all employees and applicants for employment. Flowr’s operations in BC and Ontario are governed by applicable human rights legislation, which protect employees from discrimination and harassment on the basis of a number of protected grounds. When considering applicants for positions within our Company, only job-related criteria such as ability, merit and responsibility are used to evaluate applicants and employees. We embody the principle that all persons should be assessed on individual merit and not on criteria unrelated to job performance. We prohibit discrimination or harassment on the basis of any characteristic protected by applicable legislation.

Employees with Disabilities

The Company is committed to treating all people in a way that allows them to maintain their dignity and independence and to provide its goods and services in a way that respects the dignity and independence of people with disabilities.. The Company believes in integration and equal opportunity. The Company is committed to meeting the needs of persons with disabilities in a timely manner and will do so by identifying barriers to accessibility, removing barriers to accessibility and meeting accessibility standards in accordance with the Accessibility for Ontarians with Disabilities Act, 2005, as applicable.

Training will be given to all employees who deal with the public or other third parties on the Company’s behalf, and all those who are involved in the development and approval of client service policies, practices and procedures. The Company is committed to establishing and maintaining a process for receiving and responding to feedback about how its services are provided to people with disabilities.

8

Work Hours and Overtime

Occasionally it may be necessary for an employee to work beyond his or her normal workday hours. Overtime pay is paid for eligible employees when overtime hours are scheduled, approved, and made known to you in advance by your manager. Under no circumstances will an employee work overtime without the prior approval of his or her manager.

Overtime will be paid in accordance with the British Columbia Employment Standards Act (“BC ESA”) or the Ontario Employment Standards Act, 2000 (“ON ESA”), as applicable:

British Columbia: An employee is entitled to overtime wages after eight (8) hours worked in a day or forty (40) hours worked in a week (excluding unpaid breaks). An employee will be paid one and one-half times (1.5x) the employee’s regular wage for hours worked in excess of eight (8) hours and double (2x) the employee’s regular wage for hours worked in excess of twelve (12) hours.

Ontario: An employee is entitled to overtime pay for each hour of work in excess of forty-four (44) hours in each work week (excluding unpaid breaks). An employee will be paid one and one-half times (1.5x) the employee’s regular rate for each overtime hour worked.

Managers are excluded from the overtime provisions of both the BC ESA and the ON ESA.

Statutory Holidays

Company employees who work in different provinces have different statutory holidays. Regardless of the province in which you work, all employees are provided with at least ten (10) holidays per calendar year. Statutory holidays will either be days off with pay, or if an employee works on a day that would otherwise have been a holiday, the employee will be provided with a substitute holiday for which the employee will be paid or will be paid premium time for the holiday worked and will receive pay for the holiday as required by applicable employments standards legislation

Below please find a listing of public holidays:

British Columbia	Ontario
New Year’s Day	New Year’s Day
Family Day	Family Day
Good Friday	Good Friday
Victoria Day	Victoria Day
Canada Day	Canada Day
B.C. Day	Civic Holiday*
Labour Day	Labour Day
Thanksgiving Day	Thanksgiving Day
Remembrance Day	Christmas Day
Christmas Day	Boxing Day

*Observed but not legislated.

9

Meal Breaks

In accordance with applicable Employment Standards legislation, all employees are entitled to one 30-minute unpaid break after 5 continuous hours of work. A meal break is a continuous period of at least one-half hour during which the employee is allowed time off to eat.

It is Flowr’s policy that employees are not required to work during their 30-minutes unpaid break.

All employees are expected to be back to work at the time that their break is completed. This facilitates the co-ordination of breaks between employees and fosters efficient work practices.

Appearance and Dress Code

The purpose of a Dress Code is to communicate the Company’s expectations of employees’ appearance. The Company’s dress code for the office area is business-casual. Clothes must be neat, clean and appropriate for the department or environment. Specialized clothing is provided for all employees working in the production area and must be worn at all times.

The Company provides cultivation employees with scrubs. The following items are considered inappropriate working attire for the Company cultivation facilities:

•	Open-toe shoes
•	Shoes with holes
•	Clothing, shoes, and/or undergarments that have been worn in another cultivation facility
•	Unsecured hair
•	Excessive facial hair not secured with a beard net

Please consult your supervisor if you have any questions about appropriate work attire.

Clothing is expected to be consistent with all health and safety regulations for the employee’s normal working environment. Anyone who contravenes the dress code may be sent home, without pay, to change into more suitable clothes and/or may be subject to discipline up to and including termination of employment for just cause.

3 | Your Role at Flowr:
Employment Offer

All employment agreements and offer letters are issued by the Human Resources department. Employment agreements and offers of employment are written and include the following terms of employment: job title & key areas of responsibility, rate of pay, eligibility for benefits, vacation, performance evaluation, confidentiality, non-solicitation, termination, communications, location and hours, and start date. The Company reserves the right to alter, add, or remove responsibilities listed in the original employment agreement or offer letter from time to time, in accordance with business needs.

Job Description

Attached to an employment agreement or offer letter is a description of the job and the associated responsibilities, along with any additional tasks possibly required. This document will be used to evaluate performance both during and after the probationary period. If an employee is unsure of its contents, they should not hesitate to ask for clarification.

10

Each job description has been designed to indicate the general nature and essential duties and responsibilities of work performed by Flowr employees. It may not contain a comprehensive inventory of all duties, responsibilities, and qualifications required of employees to do this job.

From time to time, it may be necessary to amend an employee’s job description. These amendments will be usually discussed with the employee in advance however; the final decision on implementation will be made by management.

Orientation

Orientation is a formal welcoming process that is designed to make the new employee feel comfortable, informed about the Company, and prepared for their position. New employee orientation is conducted in part by management representatives and in part through BambooHR, an online Human Resources Information Systems platform.

The Onboarding process is triggered by BambooHR.

A new employee will be provided prior to the start date, an onboarding packet through BambooHR that must be completed prior to their start with the Company.

The Company must ensure that all employees complete training prior to performing job functions. Training must be tailored to the roles and responsibilities of the job function of each employee, and at a minimum must include training on confidentiality, and other topics as specified by the Company and Health Canada.

Probationary Period

All employees will serve a probationary period of 3 months as set out in their employment agreement offer letter. During the probationary period, your performance and suitability will be evaluated. If the Company determines that you are unsuitable for continued employment, the Company may terminate your employment during the probationary period, without notice or pay in lieu of notice.

Expectations of Employee Behaviour

Every employee is considered a member of our Company team and our success is built on the recognition of the skills and efforts made by each employee. Our long-range objective is the continuous development of a growing and prospering business through which both the employees and the Company will benefit. In accepting a position with Flowr it is expected that you:

•	Understand and comply with the letter and spirit of the law and regulation governing the Company’s business, and the conduct of business in general;
•	Understand and comply with the policies and procedures set out in the Employee Handbook;
•	Conduct all business affairs in an ethical, responsible, and professional manner;
•	Speak to your manager or member of the executive team when a difficult situation arises, or to learn more about how law, regulation or the Employee Handbook impacts your job;
•	Report in good faith, any violations of law, regulation, Company rules, policies or the Employee Handbook to your manager, or member of the executive team without delay; and
•	Cooperate in internal investigations about a reported violation.

In keeping with the Company’s philosophy of open communication, all employees have the right and are encouraged to speak freely with management about their job-related concerns.

11

We urge you to go directly to your manager to discuss your job-related ideas, recommendations, concerns and other issues which are important to you.

While employees are encouraged to voice any concerns directly to their manager, if any concern directly involves their immediate manager, the employee should speak directly to Human Resources.

Absenteeism

Each employee is important to the overall success of our operation. When an employee is not in attendance, it affects other people. Employees are expected to report their absence to management and record their absence in BambooHR.

If you are unable to attend work because of illness or due to unplanned circumstances, please notify your manager and/or coworkers as soon as could reasonably be expected, where permitted by applicable law, a doctor’s note may be requested by your manager.

Sick Days/Personal Emergency Days

Employees are entitled to sick days/personal emergency days in accordance with applicable employment standards legislation.

In BC, employees are not expected to exceed 5 days per annum (or 12 months of employment). If the number of sick days exceeds 5 days without an acceptable explanation, the employee may be required to meet with his/her head of department or a member of the Executive Leadership Team (ELT).

4 | Payroll and Compensation:
Method and Timing of Payment

Flowr aims to compensate employees competitively in the industry to attract, motivate, and retain the best people. Your salary will be reviewed annually. Increases will be reflective of your performance, internal equity and market position. You may also see a change in salary with a promotion or change in position where there are significantly increased responsibilities and in special instances where the Company has given an increase due to merit.

The Company outsources its payroll services to a third-party provider. Salaries and wages are paid on a bi-weekly basis. Payments are made by direct deposit to your bank account. If a regularly scheduled payday falls on a holiday, employees will receive pay on the business day prior to the holiday. If a regular payday falls during an employee’s vacation, the employee’s pay will still be paid despite their absence.

Payroll Deductions

Your pay advice form reflects your total earnings for the pay period, as well as any mandatory or voluntary deductions. Mandatory deductions are deductions that we are legally required to take. This includes federal and provincial income tax, employment insurance (EI), and the Canada pension plan (CPP). Voluntary deductions are deductions that you have authorized. An example is additional income tax. If you have any questions about your deductions or wish to change your federal or provincial tax withholding, contact the Controller.

Employee Benefits

Upon successful completion of the probationary period, full time employees will be eligible to participate in Flowr’s Group Benefits’ plan. The employee portion of benefits premiums as adjusted from time to time, will be treated as a taxable benefit on your pay. Any disputes about eligibility for Benefits or related issues are matters between you and the carrier under its policy.

12

The firm has a group insurance policy, which provides for employee benefits for the following:

•	Life insurance,
•	Extended health,
•	Critical Illness,
•	Prescription drugs,
•	Vision, and
•	Dental Care.

5 | Working Environment:
Personal Calls and Visits

The Company expects the full attention of its employees while they are working. Although employees may occasionally have to take care of personal matters (calls/ visits/ e-communications/etc.) during the workday, employees should try to conduct such personal business either before or after the workday or during their breaks. Regardless of when any personal call is made, it should be kept short.

The Company’s computer infrastructure and telephones are intended for the use of serving our customers and in conducting the Company’s business. Personal use during business hours is discouraged except for emergencies. All personal telephone calls and emails should be kept brief to avoid congestion of the telephone line. Social media use is restricted to job related activities only. To respect the rights of all employees and avoid miscommunication in the facility, employees must inform family members and friends to limit personal correspondence during working hours. If an employee is found to be deviating from this policy, the employee may be subject to discipline, up to and including termination of his or her employment for just cause.

Personal Relationships

Certain relationships can lead to an express, implied or perceived conflict of interest. A conflict of interest may occur when a stakeholder, family member or related business gains or potentially gains benefit in their separate/personal capacity as a result of a course of conduct pursued by the Company, including that over which the beneficiary of such conduct has some degree of influence or control. For example:

•	Entering into a business relationship or contract with a relative, friend or related business
•	Exhibiting inappropriate insensitivity to disclosure or receipt of confidential information where a family member or close friend works for a competitor

It is the duty of the employee to inform a member of the executive team in all circumstances where a personal relationship exists that may cause a conflict of interest.

Dating in the Workplace

While Flowr does not encourage inter-office romance, the Company recognizes that relationships may arise. However, no person in a management or supervisory position can have a romantic or dating relationship with an employee whom he or she directly supervises or whose terms or conditions of employment he or she may influence (examples of terms or conditions of employment include promotion, termination, discipline and compensation). Please contact HR or a member of management should you require further clarification.

13

Gifts and Entertainment

The Company prohibits employees from soliciting or accepting, directly or indirectly, gifts, gratuities, services, entertainment or benefits from any organization or individual with which we do business, except within the normal course of business. It is also prohibited to provide gifts, gratuities, services, entertainment or benefits to customers or business contacts, except within the normal course of business.

Offers of gifts and entertainment are common courtesies among business partners. They are not generally considered a conflict of interest provided that they are reasonable, within generally accepted business practices for both the giver and the recipient organizations and provided that they do not influence, appear to influence or be intended to influence the performance of your duties. Subject to these overarching guidelines, the following are generally considered acceptable benefits, so long as the values are nominal (i.e. valued at under $250):

•	Events tickets;
•	Business meals;
•	Small holiday gifts or prizes;
•	Participation in an event (e.g., golf tournament) sponsored by a partner, including prizes; and
•	Transportation to or from customer/supplier’s place of business.

In circumstances where the value of the gift exceeds $250, you are obliged to report the situation to a member of the executive team and, among other possibilities appropriate in the circumstances, may choose to refuse the gift or accept the gift to provide it to the Company for future use, auction or employee reward.

6 | Termination of Employment
Resignation

On the day your employment ceases, you must report to the Company office, resolve any outstanding matters concerning your employment and turn in any keys/fobs, security passes and Company documents and property as applicable.

The Company plans to conduct exit interviews to gather constructive feedback from employees who voluntarily leave the Company. This interview is a helpful tool to identify what the Company is doing well, pinpoint areas where we can improve, confirm the skill sets, experience, and attributes needed for the job, understand why the employee is leaving, and capture useful knowledge from the exiting employee. This interview is voluntary.

Termination Procedure

Flowr’s aim is to encourage improvement in individual conduct and performance. This procedure sets out the action which will be taken when the Company’s policies are not followed and provides a fair, effective and consistent method of dealing with disciplinary matters. The procedure is designed not as a dismissal procedure but as a means of encouraging employees to conform to acceptable standards.

14

It is within the Company’s sole discretion to select the appropriate disciplinary action to be taken. The usual sequence of corrective actions includes a documented verbal warning, a written warning, a final written warning and/or suspension, and finally termination of employment for just cause.

In deciding which initial corrective action would be appropriate, a manager will consider the seriousness of the infraction, the circumstances surrounding the matter, and the employee’s previous record.

Though committed to a progressive approach to corrective action, the Company considers certain rule infractions and violations of standards as grounds for termination of employment immediately, for just cause. See “Immediate Dismissal” under Section 7 of the handbook for further information.

Record of Employment

The Record of Employment (ROE) is the document that Flowr must complete when the employee stops working and/or experiences an interruption of earnings. The Company will issue this document as required by law.

Payment of Final Wages

Final wages, including any outstanding wages such as annual vacation pay, statutory holiday pay and overtime worked will be paid in accordance with applicable employment standards legislation.

Exit Interview

Flowr plans to conduct exit interviews to gather constructive feedback from employees who voluntarily leave the Company. This interview is a helpful tool to identify what our Company is doing well, pinpoint areas where we can improve, confirm the skill sets, experience, and attributes needed for the job, understand why the employee is leaving, and capture useful knowledge from the exiting employee. This interview is voluntary.

7 | Performance, Development, and Discipline
Performance Reviews

Managers will conduct Performance Reviews and planning sessions with all regular full-time and regular part-time employees at a minimum once a year. Managers may conduct informal performance reviews and planning sessions more often if they choose.

Performance reviews and planning sessions are designed for the manager and the employee to discuss his/her current job tasks, encourage and recognize attributes, and discuss positive, purposeful approaches for meeting work-related goals. Together, employee and manager should discuss ways in which the employee can accomplish goals or learn new skills. The planning sessions are designed for the employee and his or her manager to make and agree on new goals, skills, and areas for improvement.

Effective Performance Management is a key component in helping the Company to:

•	Align individual performance objectives to the Company’s strategic direction. This alignment around a common set of objectives is critical to our success and delivering better business results.

•

Create the oversight to develop individual objectives that are driven by the business plans and initiatives. These are cascaded from the overall business plan, to the work group’s objectives, and then to the individual employee’s objectives. The performance management cycle links this together as it is a process to “plan ahead”, “monitor”, and “look back”, and then “plan ahead” again for both business and personal development/success.

15

Training and Development

The Company recognizes the value of professional development and personal growth for employees. As our business grows we look forward to offering employees opportunities to attend classes and seminars that will further their job skills and performance. The Company must ensure that all RPIC and non-RPIC employees complete training prior to performing job functions. Training must be tailored to the roles and responsibilities of the job function of each employee, and at a minimum must include training on confidentiality, security, and other topics directly related to the cultivation of marijuana. Meanwhile, if you find opportunities for growth please discuss them with your manager to see how we can help accommodate your request.

Continuing Education

Employees are encouraged to take courses that improve their ability to perform their job and that enable them to achieve their personal/professional development plans. All full time regular employees with a minimum of three (3) months of service are eligible.

Employees wishing to attend a workshop, conference or training opportunity must submit a written request to their manager. A member of the ELT and the manager will review the request, prior to registration to ensure that all employees have an opportunity for employee development.

Criminal Record Checks

As a condition of employment or engagement, all potential employees and contractors of the Company and any of its subsidiaries must consent to undergo a criminal record check prior to commencing their employment or engagement. In addition, from time to time during an individual’s employment or engagement, a Record Check may also be required as determined necessary by Flowr.

The Company requires individuals undergoing a Record Check to execute a Release & Consent (as well as such other forms that may be required by the service provider performing the Record Check) before it will obtain a Record Check. The Company will cover the processing fee for all Record Checks.

Performance Management Program

There are reasonable standards of conduct and job performance which must be followed in any organization to help a group of people work together effectively. The Company expects each employee to present him or herself in a professional appearance and manner. If an employee is not meeting the requirements of their job, is not considerate of others and does not observe reasonable work rules, the employee may be subject to discipline, up to and including termination of the employee’s employment for just cause.

In most circumstances, every effort will be made to proactively and positively work with employees and managers to effectively manage performance issues to minimize the result of disciplinary actions. Performance improvement plans will be designed if necessary with the goal to proactively manage the employee’s performance and behavior to an appropriate standard within the Company. However, depending on the severity or frequency of the disciplinary problems, a verbal or written warning, suspension without pay, disciplinary probation, or discharge may be necessary.

Dispute Resolution

Those who violate the standards of work outlined in the Handbook may be subject to discipline, up to and including termination of employment for just cause. Furthermore, violations of this Handbook may also be violations of the law and may result in civil or criminal penalties for you, your managers and/or the Company. If you are in a situation which you believe may violate or lead to a violation of this Handbook, follow the procedures set out below.

16

We must all work to ensure prompt and consistent action against violations of this HR Policy Handbook. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.

These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
•

Making ethical decisions is not always clear-cut. We often have to use personal discretion in determining whether behaviours are considered ethical. When in doubt, ask yourself the following questions:

o	What is my gut feeling about this?
o	Is this legal? Is it fair?
o	Would I want other people to know I did it? Would I be embarrassed, or would representatives of the Company reasonably be embarrassed, if they found out?
o	Would I be putting myself or the Company at risk by doing this?
o	How would I feel if I read about it in the newspaper?
o	How will I feel about myself if I do it?
o	What would I tell my child or a close friend to do in a similar situation?

This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

Discuss the problem with your manager. This is the basic guidance for all situations. In many cases, your manager will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems. If you are uncomfortable discussing the problem with your manager, you can talk to a member of the executive team.

You may report violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of suspected violations.

Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

The Company is committed to sustaining a positive work environment in which employees work constructively together. Conflict can occur in any working environment. In an effort to resolve conflict in an expedient, yet fair manner, the Company recommends the following process for conflict or dispute resolution.

•	Speak to the person you are having the dispute with. Many times disputes arise due to misunderstandings and miscommunications.
•	If speaking to the individual does not work, speak to a member of the Management Team or to the President. A meeting will be arranged between those involved in the dispute, to determine a resolution.
•

If Management is unable to resolve a workplace dispute, the parties may be referred to mediation by an outside third party. The resolution agreed to during the course of the mediation is binding on the parties to the dispute.

17

Immediate Dismissal

The following is not a complete list of offenses for which an employee may be subject to discipline, up to and including immediate termination of employment for just cause:

•	Excessive absenteeism or tardiness without a reasonable explanation.
•	Dishonesty, including falsification of Company-related documents, or misrepresentation of any fact.
•	Any violence in the workplace.
•	Discrimination or harassment.
•	Failure to promptly report a workplace injury or accident involving any of the Company’s employees, clients, equipment, or property.
•	Willful neglect of Health & Safety policy guidelines, safety practices, rules, SOP’s & Protocols, and other policies.
•	Commission of a crime, or other conduct which may damage the reputation of Company.
•	Stealing, misappropriating, or intentionally damaging property belonging to the Company or its customers, suppliers or employees.
•	Unauthorized use of the Company’s or its clients’ name, logo, funds, equipment, vehicles, or property.
•	Insubordination, including failure to comply with any work assignments or instructions given by any Company manager with the authority to do so.
•	Violation of the Company Policies and/or SOP’s.
•	Failure to cooperate with an internal investigation, including, but not limited to, investigations of violations of these work rules.
•	Failure to maintain the Confidentiality of Company’s confidential information belonging to the Company or its customers.
•	Failure to comply with the Human Resources and Health & Safety policies and rules of the Company.

Substance Abuse

Employees, contractors, managers, and leaders are expected to perform their Company-related work in a safe manner, free of the influences of alcohol, drugs, prescribed or over-the-counter medications, or other controlled substances. The use of alcohol, illegal drugs or misuse of prescribed or over-the-counter medications, or other controlled substances in the workplace will not be tolerated.

All Company employees are expected to be fit for duty when reporting to work and must remain fit for duty for the duration of the workday. This means that, employees must not be impaired by alcohol, marijuana, illegal drugs or the misuse of prescribed or over-the-counter medication. In the event an employee is taking prescription drugs as prescribed by their doctor, the drugs must not inhibit their ability to perform their job functions. In the interest of Health & Safety, the employee is expected to advise their manager when they are taking prescription drugs prescribed by their doctor if taking the prescription drugs in the manner prescribed may affect their ability to perform their duties and responsibilities.

18

If an employee appears to be impaired or admits to being impaired, and is unfit for work, the Company reserves the right to refuse to allow them to work that day and will direct them to return home for that day, and this will be an unpaid day. A warning may be issued to the employee about the incident with a reminder of their obligations under this policy. If the employee violates this policy further, the employee may be subject to discipline, up to and including termination of employment for just cause.

8 | Technology and Computer Use
Care of Equipment/Supplies

All employees are expected to take care of all equipment and supplies provided to them. You are responsible for maintaining this material in proper working condition and for promptly reporting any unsafe or improper functioning of this material to your manager.

Neglect, theft, and/or destruction of the Company’s materials could be grounds for disciplinary action, up to and including termination, and employees could be required to pay the replacement cost of this equipment.

Internet Communications

Access to email and Internet is provided primarily for business purposes. It is made available to allow work-related research and enhance Company-wide communication. Use of Company provided Internet access for personal purposes is permitted, so long as it is used at a reasonable level. For example, it must not diminish productivity and effectiveness at work or negatively impact the Company in any way. Employees are not permitted to download programs not already supported by the Company, participate in chat lines or groups, access sites containing offensive materials, send chain letters, send threatening or slanderous messages, disclose any confidential or sensitive information regarding the Company or its employees, or send, view or obtain pornographic material. We also do not allow use of the Company-provided Internet access to play games, gamble, or post/send messages under false identification.

Email Etiquette:

The following guidelines are provided as a recommended approach to email response:

Guidelines for recipients:

•	In general, emails from work colleagues/staff should be responded to within 24 hours (even if the response is simply an acknowledgement of receipt and a commitment to respond by x date).
•	If the responder is out of the office the recommended response time would continue to be 24 hours.
•	Emails from existing customers, business partners, prospects should be responded to within 24 working hours.

Guidelines for senders:

•	Email once, and then again if a response is not received in the allotted time frame.
•	Follow up with phone call if there is still no response.

Telephone and Voicemail Use

Voicemail messages and telephone conversations should be treated as potentially "public" communication. Furthermore, telephone use is for business purposes only and may be used for personal purposes on a reasonably limited basis. Similar to email and internet use, it can be used for personal reasons if it does not diminish productivity or affect the Company in a negative way.

All employees will place the “Out of Office” notice on their voicemail prior to going on vacation.

19

External Communications
Corporate Opportunities

A “corporate opportunity” includes situations where an opportunity is discovered using Company property, information, contacts, position or time. Employees and managers are prohibited from taking corporate opportunities for themselves personally, without full disclosure to the member of the executive team of the Company.

Outside Business Activities

While all employees have a right to personal freedom outside of the organization, certain activities may be deemed a conflict of interest.

•	Taking on additional employment or outside activities if they interfere or conflict or could reasonably interfere with your ability to perform your job to your fullest potential;
•

Serving as a director of any organization that supplies goods or services to the Company, its Clients or Suppliers, without full disclosure and approval in accordance with law, and this Guideline document;

•	Starting up or being a significant investor or creditor in a business that does or intends to compete with the Company;
•	Working for an organization that competes with the Company;
•	Performing work for another organization during working hours using the Company supplies, personnel or intellectual property for the use of anyone else, including yourself;
•	Promoting any other Company’s product or service on the Company’s time; and
•	Discussing and disclosing the affairs of the Company to external parties beyond a need to know basis, and without appropriate confidentiality safeguards in place.

To avoid a conflict of interest due to outside activities, it is recommended that you discuss any such activities with a member of the executive team or Human Resources.

Use of Web Blogs, Personal Websites, and Social Media

The Company views weblogs, personal websites (“blogs”), and social media positively and it respects the rights of employees to use them provided that it is done outside of business hours and using the employee’s own property. To protect the Company’s business interests and not to cause any confusion to the general public, the following guidelines must be followed by employees when using blogs:

•	Make it clear that the views expressed in the blog are yours alone and do not represent the views of the Company;
•	Respect the Company’s confidential and proprietary information;
•	Consult with your manager if you have any questions or you’re uncertain about what is appropriate to include in your blog;
•	Be respectful to the Company, employees, clients, partners, suppliers and the Company competitors;

20

•

Understand when the Company asks that certain topics not be discussed for confidentiality, business or legal compliance reasons and consult with your manager if you have any questions about such topics; and

•	Ensure that your blogging activity does not interfere with your work commitment.

Video Surveillance

The Company does perform continuous 24-hour video surveillance of all Company property, including but not limited to technology systems, all interior workspaces, building exterior, non-invasive common public areas and Schedule 1 Narcotics Preparation, Production and Distribution areas.

Building, Computer, Network Security

Every effort must be made to protect the Company’s building, computer systems and software from security threats such as accidental or deliberate destruction of product, data and equipment, service interruptions, unauthorized disclosure or use of confidential or personal information, theft and corruption. Employees are responsible for reporting any breach of building or computer security, policies and standards.

The Company provides a variety of electronic communications systems for use in carrying out its business. All communication and information transmitted by, received from or stored in these systems are the property of the Company and, as such, are intended to be used for job-related purposes only. The Company may access and disclose all data or messages stored on its systems or sent over its electronic mail system.

Employees may not write, send or receive data through the internet or email that contains content that could be considered discriminatory, offensive, obscene, threatening, harassing, intimidating or disruptive to any employee or other person. Examples of unacceptable content include (but are not limited to) sexual comments or images, racial slurs, gender- specific comments or other comments or images that could reasonably offend someone on the basis of race, age, sex, religious or political beliefs, national origin, disability, sexual orientation or any other characteristic protected by law.

9 | Confidential Information and Intellectual Property
Confidentiality

It is essential to the Company’s success that certain information related to its business remains confidential. As a result, during the term of employment with the Company, and for an indefinite period of time afterwards, you are required not to disclose to any individuals or entities outside of the Company (unless approved in writing by a member of the executive team) any of the Company’s confidential information including, but not limited to, the following:

•	details of clients, physicians, clinics and consultants with whom the Company does business with and/or markets to,
•	information concerning the Company business development and marketing practices, including web and marketing materials,
•	any information concerning the Company and Health Canada,
•	any information concerning the Company and labour relations,
•	financial information regarding any project, bid/tender/RFP, and Company as a whole,
•	any the Company operational practices, and
•	personal details of the Company employees, contractors or suppliers.

21

All employees are required to execute a Confidentiality Agreement as a condition of accepting an employment offer.

Employees who improperly use or disclose trade secrets or confidential business information may be subject to discipline, up to and including termination of employment for just cause and legal action, even if the employees do not actually benefit from the disclosed information. Employees are not to disclose information to any media outlet as a representative of the Company. All media inquiries are to be directed to an employee’s immediate manager or the Company’s designated media contact via detailed message from recipient.

Non-Competition

Employees who have an employment agreement or offer letter that contains a non-competition covenant are expected to adhere to its terms.

All other employees shall not, during their employment, either directly or indirectly, individually or on behalf of any person, own, operate, be engaged in, be concerned with the operation of, or have any financial or other interest in any business or activity directly competitive with the business of the Company in Canada.

No Solicitation of Employees, Franchisees, Business Partners or Contractors

Employees who have an employment agreement or offer letter that contains a non-solicitation covenant are expected to adhere to its terms.

All other employees shall not, , during their employment, either directly or indirectly, individually or on behalf of any person or entity solicit, hire, or retain any employee, franchisee, business partner, consultant or independent contractor of the Company in connection with any business or activity directly competitive with the business of the Company, or encourage any of them to cease or reduce their employment or end or reduce their engagement or contract with the Company.

For the purposes of this Section 9, the reference to "employee, franchisee, business partner, consultant or independent contractor of Employer" shall include any Person who was in the employ of, or engaged by the, Employer at any time during the twelve (12) month period preceding the Employee’s last day of active employment and who remains employed or engaged by the Employer.

Non-Retaliation

The Company’s Non-Retaliation Policy describes our policy towards employees who file reports for harmful, discriminatory or unethical behaviors. Whether accusations are true or false, our Company wants to prevent victimization and other retaliatory behavior towards the employee. We believe it’s important that employees aren’t afraid to speak up about any issues. It’s to our Company’s benefit to resolve them as soon as possible. An environment of fear can only be harmful in the long run. The Company forbids retaliation against employees who, in good faith, report harmful, discriminatory or unethical behaviours. Employees have the right to speak to the Company about such misconduct. In any case, we will make an effort to preserve legality and business ethics.

22

Intellectual Property

All employees must protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets are to be used for legitimate Company purposes. Any suspected incident of fraud or theft should be immediately reported for investigation. Company assets should not be used for non-Company business.

The obligation of all employees to protect the Company’s assets includes the Company’s proprietary information. Proprietary information includes, but is not limited to, intellectual property such as trade secrets, or data, as well as business, marketing and service plans, engineering and construction ideas, designs, databases, records, salary or employee information, labour relations, and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Company policy. It could also be illegal and result in civil or criminal penalties.

The foregoing obligations also entail, without limitation, the specific requirements to safeguard all passwords, identification codes and access controls to prevent unauthorized access to the Company’s information systems and other assets, and similarly, to not reverse assemble, decompile, reproduce or otherwise fraudulently obtain use of or access to licensed or internally developed software code for personal use except where permitted by the terms of license.

Upon termination of employment, employees are required to return all property belonging to the Company.

Inspection of Personal and Company Property

The Company’s employees use the property and equipment the Company owns and provides, and may also use the Company’s materials, information, and other supplies. While employees may decorate their office workspaces with their personal possessions (such as pictures, plants, and the like), employees must remember that property supplied by the Company remains the property of the Company and employees have no expectation of privacy in such items. The Company reserves the right to search any Company property (e.g., personal computers, desks, lockers, or other storage areas) at any time. The Company also reserves the right to inspect personal property (e.g., tool boxes, purses, briefcases) during the workday or as employees leave secure areas. Refusal to allow inspection may lead to discipline, up to and including termination of employment for just cause.

Password Standards

Initial passwords and passcodes are assigned by the IT resources and should not be given to other staff or persons outside the organization. Employees should change the provided computer passwords as soon as possible using the instructions provided by the IT group.

Employee Privacy

The Company respects the privacy of its employees and will collect, use and retain personal information for business or legal purposes in accordance with applicable laws. Employee personal information refers to information pertaining to an employee, as defined by applicable privacy legislation, including that kept in the Bamboo HR personnel file and other documentation collected for payroll and benefits purposes. Such information will be released only with the approval of the employee affected, except to verify employment, or to satisfy legitimate investigatory or legal requirements.

23

10 | Discrimination, Harassment and Violence in the Workplace
Discrimination

Discrimination means unfair or differential treatment of an individual or group, whether intentional or unintentional, based on one or more of the prohibited grounds contained in the British Columbia Human Rights Code (“BC HRC”) and Ontario Human Rights Code (“ON HRC”), as applicable. Discrimination in all aspects of employment is prohibited at the Company and all employees will be treated equally in accordance with applicable human rights legislation with respect to decisions regarding their employment including, without limitation, decisions regarding hiring, promotion, scheduling, pay and benefits.

Harassment and Bullying

The Company strives to provide a harassment-free environment for its employees. Mutual respect, along with cooperation and understanding, must be the basis of interaction between members and staff. The Company will neither tolerate nor condone behaviour that is likely to undermine the dignity or self-esteem of an individual, or create an intimidating, hostile or offensive environment.

Definition of Harassment/Bullying

Harassment means engaging in a course of vexatious comment or conduct against a worker in a workplace that is known or ought reasonably to be known to be unwelcome. Bullying is a form of harassment that involves taking an action against a worker that was known or reasonably ought to have known would cause that worker to be humiliated or intimidated. Bullying and harassment are usually a pattern of behaviour; however, there may be circumstances in which a single incident of inappropriate behaviour is substantial enough to constitute harassment.

Examples of harassment and bullying include, but are not limited to:

•	Verbal aggression or yelling
•	Humiliating initiation practices for hazing
•	Spreading malicious rumours
•	Calling someone derogatory names

Sexual harassment is defined as:

a.

engaging in a course of comment or conduct against a worker in a workplace because of sex, sexual orientation, gender identity or gender expression where the course of comment or conduct is known, or ought reasonably to be known, to be unwelcome; or

b.

making a sexual solicitation or advance where the person making the solicitation or advance is in a position to confer, grant or deny a benefit or advancement to the worker and the person knowns or ought reasonably to know that the solicitation or advance is unwelcome.

Sexual harassment includes conduct that denigrates a person’s sexuality or vexatious conduct that is directed at a person because of their sex. But sexual harassment is not only sexual in nature. Communicating or relying on stereotypes about a gender can be a form of sexual harassment. Sexual harassment can happen to anyone.

Examples of sexual harassment include, but are not limited to:

24

•	Verbal or cyber abuse or threats
•	Unwelcome remarks, jokes, innuendo or taunting
•	Displaying or posting of offensive or pornographic or degrading images or writings
•	Practical jokes that cause awkwardness or embarrassment
•	Unwelcome invitations or requests or sexual demands
•	Leering or other gestures
•	Physical contact of any kind, such as touching, patting, pinching, punching, rubbing up against, cornering
•	Sexual assault (this may also be a criminal matter)
•	Negative comments that are gender based

Harassment can also be defined as a 'poisoned' work environment. A poisoned work environment refers to situations in which harassing comments/conduct are making it a hostile or uncomfortable place in which to work, even if the person experiencing the discomfort is not being directly targeted. Some examples of actions that can create a poisoned work environment include displaying offensive or sexual materials such as screen savers, or distributing offensive e-mail messages, jokes or insults that are offensive, racist or discriminatory in nature.

This policy applies to all workers including permanent, temporary, casual, contract, and student workers. Workers are protected from harassment by any person. A ‘person’ in this context includes any individual, whether or not the person is a workplace party. This means that a ‘person’ could be an employer, manager, co-worker, or member of the public, client or anyone the person who comes in contact with in the Company’s workplace.

Definition of Workplace

The workplace, for the purpose of this policy, is defined as Company premises and aboard Company aircraft, and also off-site locations, including hangars, meetings or conferences, customer locations, vehicles or social situations related to work. It includes online and electronic communications, such as email and texts.

Harassment which occurs outside the workplace, but which may adversely affect employee safety during work activities, may also be defined as workplace harassment.

What is NOT Harassment/Bullying

A reasonable action taken by an employer or manager relating to the management and direction of workers or the workplace is not workplace harassment. Workplace harassment should not be confused with legitimate, reasonable management actions, that are part of the normal work function, including but not limited to:

•	measures to correct performance deficiencies, such as placing someone on a performance improvement plan;
•	imposing discipline for workplace infractions;
•	requesting medical documents, in accordance with applicable law, in support of an absence from work; and/or,
•	enforcement of workplace rules and policies.

Worker Responsibilities

Your responsibilities include:

25

•	Not engaging in bullying or harassment
•	Reporting bullying and harassment if observed or experienced
•	Applying and complying with our policies and procedures on bullying and harassment

Complaint & Investigation Procedure

Employees who believe they are being harassed should take the following steps to stop the harassment and prevent reoccurrence:

Informal Procedure

The first thing to do is for employees to make their disapproval and/or unease known to the other person if they are comfortably doing so. This should be done as soon as the employee receives any unwelcome comments or conduct. Some of the things an employee can say might include:

“I don’t want you to do that”

“Please stop doing or saying …”

“It makes me uncomfortable when you …”

“I don’t find it funny when you …”

If the harassment continues after the employee has confronted the individual, they may want to provide him or her with a written statement of the situation. It helps to keep a written record of dates, times, witnesses, if any, and the nature of the incident(s).

An employee who is not comfortable addressing the alleged harasser directly should feel free to proceed directly to the formal procedure.

Formal Procedure (Investigation)

If the incident or complaint cannot be resolved informally, or if it is too serious or the employee feels unsafe having it handled on an informal basis, the employee may bring a formal complaint to their manager, to Human Resources or to any member of the ELT. Any manager receiving a complaint must inform Human Resources.

The Company will ensure that an investigation appropriate in the circumstances is conducted. The investigation of all incidents and complaints will be prompt, thorough and fair. In most circumstances, trained Human Resource personnel will conduct the investigation; however, where deemed necessary, a qualified third-party investigator may be called upon.

Such an investigation may include, but not be limited to:

•	interviewing the complainant and the respondent to ascertain all of the facts and circumstances relevant to the incident or complaint, including dates and locations;
•	interviewing witnesses deemed relevant by the investigator, if any;
•	reviewing any related documentation; and,
•	making detailed notes of the investigation and maintaining them in a confidential file.

26

All Company workers, including the complainant and respondent, are expected to fully cooperate with the investigation process. This may include providing information in an interview, submitting a written statement, and/or disclosing emails or documents.

Outcome of the Investigation

Once the investigation is complete, the investigator will prepare a report which will be reviewed by Human Resources, who may seek legal advice as appropriate. At the conclusion of the investigation, the complainant and the respondent will be advised of the results of the investigation and of any corrective action that has been taken or will be taken as a result of the investigation.

Names and circumstances of the incident or complaint will not be disclosed to any person except where the disclosure is necessary for the purpose of investigating or responding to the incident or complaint, taking corrective action with respect to the incident or complaint, or is otherwise required by law. Out of respect for the individuals involved, it is essential that the complainant, respondent, witnesses, and anyone else involved in, or aware of, the investigation of an incident or complaint maintain strict confidentiality throughout the investigation and afterwards.

A determination that harassment has occurred will result in appropriate corrective action, up to and including termination for just cause of an employee deemed to have engaged in any form of harassment.

Human Resources will meet with the complainant to provide information regarding corrective action taken in respect of the respondent, if any. Human Resources will also meet with the respondent to inform him or her of the next steps including any corrective action, if applicable. Both the complainant and the respondent will be provided with written documentation that will confirm that the investigation is complete, the outcome and the corrective action taken, if any. Details obtained during the investigation and the investigative notes will not be provided.

Every effort will be made to resolve the complaint in a timely manner after becoming aware of an incident or a complaint is received.

No Retaliation or False Complaints

Any employee that makes a complaint in good faith and without malice, regardless of the outcome of the investigation, will not be subject to any form of discipline. Retaliation against an individual for reporting harassment or for participating in an investigation of a claim of harassment is a serious violation of this policy and, like harassment itself, will be subject to disciplinary action.

To intentionally accuse someone of harassment, knowing it to be false, is a serious matter. Employees who do so will be subject to discipline, up to and including termination of employment. The rights of a person falsely accused of harassment must also be protected.

The Company will review this policy as often as is necessary, or at least annually.

27

WORKPLACE VIOLENCE

The Company is committed to the prevention of workplace violence and will take whatever steps are reasonable to protect our employees.

Definition

Workplace violence is defined as:

•	the exercise (or attempt to exercise) of physical force by a person against a worker in the workplace that causes (or could cause) physical injury to the worker; or
•	a statement or behaviour that it is reasonable for a worker to interpret as a threat to exercise physical force against the worker, in a workplace, that could cause physical injury to the worker.

Definition of Workplace

The workplace, for the purpose of this policy, is defined as Company premises and aboard Company aircraft, and also off-site locations, including hangars, meetings or conferences, customer locations, vehicles or social situations related to work.

Violence which occurs outside the workplace, but which may adversely affect employee safety during work activities may also be defined as workplace violence.

Scope

Violence in the workplace is unacceptable from anyone. This policy applies to all employees as well as contractors and consultants. This policy also applies to any actual, or threat of, violence by individuals who are not employees of the Company, although available remedies may be constrained by the specifics of any situation. The Company is committed to providing a safe working environment for all employees.

Domestic Violence

While often originating in the home, domestic violence can significantly impact the workplace safety of victims as well as co-workers. Employees are encouraged to advise their manager or Human Resources of an issue in the employee’s non-work life that might impact the safety of the employee or a co-worker in the workplace.

We recognize domestic violence to be a very sensitive and private topic. However, we remind employees of their responsibility under health and safety legislation to take all steps necessary to ensure your own and other’s safety in the workplace. Any employee who applies for or obtains a restraining order or peace bond which lists a workplace location as being a protected area must provide Human Resources with a copy of the restraining order or peace bond and any other relevant documents or information requested. The Company is committed to protecting employee confidentiality to the extent possible.

If the Company is aware that domestic violence is likely to expose employees to workplace violence or workplace harassment, the Company will take every reasonable precaution to protect its employees in the workplace.

28

History of Violence Disclosure

If the Company becomes aware that a person has a history of violence, the Company will communicate information relating to that person where:

•	employees may reasonably be expected to come into contact with the person in the performance of their job duties; and
•	there is a potential risk of workplace violence as a result of interactions with the person with a history of violence.

We are committed to balancing one employee's 'right-to-know' against another employee's right-to-privacy, and there may be circumstances that place these individual rights in direct conflict. As necessary, the Company will seek advice from Human Resources, legal advisors, and/or the Ministry of Labour to ensure optimal protection of all employee rights.

The Company will only disclose personal information that is deemed reasonably necessary to protect the worker from physical harm.

Workplace Violence Program

The Company’s workplace violence program implements this policy. It includes measures and procedures to protect employees from workplace violence, a means of summoning immediate assistance and a process for employees to report incidents or raise concerns.

The Company will review this policy as often as is necessary, or at least annually.

Employee Responsibilities

Employees who have reason to believe they, or others, may be victimized by a violent act sometime in the future, at the workplace or as a direct result of their employment with the Company, must inform their manager so appropriate action can be taken. The manager will notify Human Resources.

Supervisors/Managers are responsible for providing a violence-free work environment and, upon becoming aware that some form of violence is occurring, for taking prompt, corrective action, even if no formal complaint is made.

Risk Assessments

The Company will periodically conduct a risk assessment of the work environment to identify any issues related to potential workplace violence that may arise from the nature of the workplace, the type of work or the conditions of work at the Company. In doing so, the Company will institute measures to control any identified risks to worker safety.

The Company will reassess the risks of workplace violence as often as is necessary to ensure that this policy continues to protect employees from workplace violence.

29

Complaint Procedure

An employee who feels that he/she is experiencing violence in the workplace, or witnesses an act or threat of violence towards anyone else, shall take the following steps:

1.

If an emergency exists and the situation is one of immediate danger, the employee shall contact the police by dialing 911, and should take whatever emergency steps are available and appropriate to protect himself/herself from immediate harm, such as leaving the area. No employee should intervene, if to do so would put that employee or any other person at risk.

2.

If the situation is not one of immediate danger, the employee shall report the incident to the appropriate manager as soon as possible. If an employee is not comfortable reporting the incident to his/her immediate manager, he/she should contact another manager or Human Resources.

Investigation Procedure

The Company will investigate and deal with all incidents and complaints of workplace violence in a fair and timely manner, respecting the privacy of all concerned as much as possible.

The exact nature of the investigation will depend on the particulars of the allegation. During the course of the investigation, the investigator may take whatever interim steps he/she may deem appropriate, which may include the involvement of legal counsel or the police.

All investigations will involve getting full information from the person who has reported the violence and the person who is alleged to have committed the inappropriate act. The purpose of that meeting will be to understand what happened, to explain why the act was inappropriate, and to decide if further consequence will be imposed. The investigation will commence as soon as possible and every effort will be made to resolve the complaint promptly.

A determination that workplace violence has occurred will result in appropriate corrective action, up to and including termination of an employee deemed to have engaged in any form of violence. Additional actions may include:

•	Notifying the police when a potentially criminal act has occurred;
•	Provision of emergency medical care in the event of any violent act upon an employee; and,
•	Post-event trauma counselling for those employees desiring such assistance.

In appropriate circumstances, the Company will inform the reporting individual of the results of the investigation. To the extent possible, the Company will maintain the confidentiality of the reporting employee and the investigation, but may need to disclose results in appropriate circumstances (i.e., in order to protect individual safety). The Company will not tolerate retaliation against any employee who reports workplace violence.

30

Every employee must work in compliance with this policy and the supporting program. All employees are encouraged to raise any concerns about workplace violence and to report any violent incidents or threats. There will be no negative consequences for reports made in good faith. Where a complaint is found to be made in bad faith, disciplinary action will be taken, up to and including termination of the complainant.

31

11 | Health and Safety

The Company strives to provide each manager and employee with a safe and healthy work environment, including adherence to all health and safety legal requirements and to ensure adequate supervision, training and equipment. Each employee has a responsibility for maintaining a safe and healthy workplace for all employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices, conditions or situations related to possible impairment, especially those related to safety. Violence, threats of violence and harassment are not permitted.

Employees and managers are expected to perform their Company-related work in a safe manner, free of the influences of alcohol, marijuana, illegal drugs or controlled substances. The Company will not tolerate the use of alcohol, cannabis, illegal drugs or the intentional misuse of prescribed or over-the-counter medications in the workplace.

Depending on the circumstances, if an employee violates these policies that are intended to provide a safe and healthy work environment, the employee may be subject to discipline, up to and including termination of employment for just cause.

For more detailed information, please refer to The Flowr Corporation’s Health and Safety Policy (currently in progress as of the date of this Handbook).

32

12 | Appendix I –Travel Policy

The Flowr Corporation Travel Policy	Effective Date: March 15, 2018

Purpose and Scope:

The Flowr Corporation and all affiliates including The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc. (collectively the “Company”) maintain policies and procedures for all Employees/Consultants (“Employees”) of the Company to follow. The purpose of this travel policy is to provide guidelines and establish procedures for all Company Employees incurring travel expenses on the Company’s behalf. Please also review the Company business expense policy before incurring travel related expenses. All Company travel and expense policies are subject to revisions and the Company will ensure all Employees are informed of any policy changes when they occur.

Policy:

Company Employees are expected to act reasonably and with moderation while exercising the highest degree of integrity and honesty as representatives of the Company. Good judgment is essential when incurring travel and/or entertainment expenses.

The intent of this travel policy is to reimburse Employees for authorized, reasonable, actual business-related travel expenditures. Employees will neither gain or lose financially as a result of business travel. Travel is a costly item therefore Employees have the responsibility to vigorously manage these discretionary expenses.

Corporate Traveller Canada (“Travel Agent”) is the corporate travel agency that will handle Company travel arrangements for Employees travelling on business related trips away from their normal work location. The Company will only pay invoices from this designated travel agency or through other sources provided they are more economical. If using other sources, a quotation from Travel Agent must also be included to justify the expense from another provider.

If Travel Agent is not available to the Company to handle travel arrangements, Employees are required to manage their own travel arrangements while adhering to similar reservation procedure guidelines that would be expected from the travel agency. Multiple quotes (2 to 3) for travel related expenses should be submitted for approval before final booking. Reserved itineraries and approved associated costs will be reimbursed following the Company business expense policy.

Company will reimburse all reasonable, properly authorized and properly documented travel, meals, meeting and other expenses incurred by Employees while traveling to conduct Company business.

Please see section “Meals” for guidance on allowable amounts to be reimbursed.

33

Every reasonable effort should be made to use teleconferencing in lieu of travel. Whenever travel is considered necessary, only those Employees whose participation is critical to a meeting or other activity should travel. If you are not listed as an authorized approver on Flowr’s Purchasing Approval Policy, you must get prior approval from your immediate manager or if applicable, a manager with the appropriate dollar limit.

Travel Agent Reservation Procedure Guidelines:

•	All Employees should set up a personal travel profile with Travel Agent. Please complete the online traveler profile form:

•

https://portal.fcm.travel/flowr First time users, if you have booked with Corporate Traveler before, but this is your first time logging in, please select the "Forgot your Password" link above. First time traveler, if you have never booked with us you may self-register by selecting the "New User Registration" above to create your login and build your traveler profile.

•	Complete all required fields with additional information as needed.

•	COMPANY NAME will be filled in as ‘The Flowr Group (Okanagan) Inc.’

•	BUSINESS DIVISION will be either The Flowr Canada Holdings ULC or The Flowr Group (Okanagan) Inc. Speak to your manager to confirm your Business Division.

•	DEPARTMENT/COST CENTRE must be filled in with one of the following:

-	ELT (Executive Leadership Team)
-	Business Development
-	Construction
-	Finance/HR
-	Legal
-	Regulatory & QA
-	IT
-	Marketing
-	Operations
-	R & D

If you are not sure what your Department/Cost Centre is, speak to VP – Finance or CFO.

•	Once a travel itinerary is approved by a manager (reference Purchasing Approval Policy), Employees are to submit travel requirements directly to Travel Agent.

•

Travel Agent will provide the Employee 2 – 3 options for travel based on the requirement they have received from the Employee and in accordance with this travel policy and, where applicable, the authorized arrangement with the Employee. Employee will provide the options and an Employee recommendation to their manager for final approval.

34

•

Once travel reservations have been approved they are then booked by Employee. Travel Agent will send by email the booked itineraries and final invoice to the Employee. Employee is then responsible to attach a copy of the manager’s approval email to the Travel Agent itinerary/invoice email and then forward this final email package to the CFO or VP Finance.

•	Flights will be paid directly by the Company to the Travel Agent.

•

While the Travel Agent can assist in booking hotels and ground transportation, all hotel and ground transportation reservations shall normally be paid by the Employee directly and Company will reimburse all reasonable and authorized travel expenses incurred.

Travel Agent Contact Details

Brianne McNulty

Assistant Manager | Corporate Traveller (604) 495-8769 (Vancouver)

Brianne.McNulty@corporatetraveller.ca

Hours 8:30am – 5:00pm PST; Send email prior to 8:30am PST or Emergency Assistance # 604-360-4894

Travel Guidelines

A.	AIR TRAVEL

Travel should be booked as far in advance as possible to take advantage of discounts often available 21 days prior to departure. A minimum three-hour window of flexibility for departure and arrival times will be used whenever possible.

Coach/economy is the standard class of service. Any upgraded level must have prior approval by a member of the Senior Leadership Team (CEO, CFO, COO, CPMO, President).

Employees are expected to use the lowest logical airfare available with no preference to airline.

Company will not reimburse Employees who select carriers or higher airfares for the purpose of accruing frequent flyer awards or benefits. Travelers electing to upgrade to a higher class of service may do so at their own expense. Upgrades are non-reimbursable.

Employees must follow the Travel Agent’s suggestions for routings and flights whenever possible.

35

•	Frequent Flyer Mileage/Points

Employees may accrue and use at their own discretion all frequent flyer mileage/points accumulated while traveling on Company business. However, the selection of an airline or other travel supplier must be made solely on the specific requirements established by Company without regard to frequent traveler inducements. Company will not reimburse Employees who choose to use their frequent flyer mileage for Company business purposes.

•	Unused Tickets

Travel providers must be notified of all airline reservation cancellations. All unused airline tickets, paper or electronic, must be returned to the issuing travel agency for refund processing. Non-refundable tickets will be retained for application and use in connection with future ticket purchases.

•	Denied Boarding Compensation

Employees may not volunteer for denied boarding compensation. Employees who are involuntarily denied boarding and offered a free voucher from the airline may keep the travel voucher for Company use.

B.	HOTEL ACCOMMODATIONS

When plans change, the traveler is responsible for contacting the travel agency or the hotel to cancel the reservation; otherwise a "no-show" charge might be incurred. Company will not reimburse hotel "no-show" charges, unless the reimbursement is warranted by unusual business circumstances.

C.	GROUND TRANSPORTATION

In general, Employees are encouraged to use a taxi, shuttle, and/or car service when less expensive than renting a car or if the Employee is unfamiliar with local laws, driving culture and or language.

•	Car Rental:

When renting a car for Company business purposes, rent no larger than a mid-size car unless warranted (for example: traveling in a group). Share rental cars when traveling with another Employee. Collision damage insurance is to be purchased from the rental Company offering the service. Certain credit cards allow for collision coverage but it is strongly encouraged to purchase the coverage offered by the rental organization and Company will not assume any liabilities if other methods of coverage are utilized.

•	Car Rental Accidents:

In the event of an accident, comply with local customs and laws. Seek appropriate medical attention first and then arrange to file a police report. As soon as possible, contact the rental car company to report the accident and complete an accident report with them. The accident should be reported to the Chief Executive Officer and Chief Financial Officer as soon as possible.

36

•	Personal Automobile Expense:

For Employees using their personal automobile for business purposes, Company will reimburse mileage, related parking and toll charges.

•	Charges must be detailed and submitted on an expense report.
•	Travel to and from the Employee’s home and normal work location (commuting) is not reimbursable.
•

Employees may be provided (requires ELT approval) with a Declaration of Conditions of Employment (T2200 form) for tax purposes as opposed to claiming mileage reimbursements. The T2200 form allows an employee to deduct employment expenses under certain circumstances. Your Manager will inform you if you are eligible to claim a mileage reimbursement or alternatively, not claim mileage reimbursement and be entitled to a T2200 form.

•

The following is the mileage reimbursement allowances according to the local tax authorities. Your regular normal daily commuting mileage should be deducted from the mileage claims submitted for reimbursement.

$CDN0.55 per km in Canada (2018)

$USD0.545 per mile in the USA (2018)

•	Insurance:

The Employee’s personal automobile insurance policy is the primary coverage if the individual’s personal vehicle is damaged while being used on Company business. Company does not provide physical damage insurance coverage for vehicles not owned or rented by Company.

•	Ground Transportation to and from Terminals:

Employees traveling to the same location should share ground transportation to and from the airport or other terminal whenever possible. The most economical and efficient mode of transportation should be used at all times.

D.	PERSONAL TRAVEL COMBINED WITH BUSINESS TRAVEL

Subject to pre-approval by the Employee’s manager, personal travel combined with business travel may be permitted. If the personal arrangements result in higher costs (air, lodging, automobile rental, meals, etc.), the incremental costs are the responsibility of the Employee.

E.	MEALS

The Company does not pay daily “per diem” amounts for meals, Meals and entertainment must be supported by receipts and be reasonable in nature and the costs associated with these expenses.

37

F.	SAFETY AND SECURITY

Employees should recognize that traveling to some locations throughout the world carries a measure of inherent risk. Travelers are therefore responsible for obtaining information to assist them in making decisions about travel plans and, ultimately, traveling safely. Employees are also responsible for taking reasonable safety and security measures while traveling to maximize their personal safety and for the protection of Company property. Employees requiring special travel assistance are required to inform their manager and the Travel Agent prior to booking.

38

13 | Appendix II –Vacation, Time Off, and Absence Policy

Vacation, Time Off and Absence Policy	Effective Date: March 15, 2018

Policy:

Flowr grants all full-time and salaried employees vacation time and encourages all employees to use their maximum allotted vacation time for rest and relaxation and to promote a healthy work/life balance. In support of all our stakeholders, we ask that employees manage their work assignments so that time off may be taken without unduly affecting their colleagues and ongoing operations.

Vacation entitlement:

•	The standard vacation entitlement for starting full-time employees is subject to the accrual rates listed below.

•

Annual vacation entitlement increases by five (5) days after three (3) years of service to a maximum allotment of twenty (20) days. Employees who are eligible through tenure for increased vacation entitlement will automatically begin accruing vacation at the appropriate rate on the applicable service anniversary date.

•	Vacation accruals are as follows:

•	ten (10) days of annual vacation will accrue at 0.8334 days per month

•	fifteen (15) days of annual vacation will accrue at 1.25 days per month

•	twenty (20) days of annual vacation will accrue at 1.6667 days per month

•

Part-time employees earn vacation pay at a rate of 4% of gross earnings for the first three (3) years of service and at a rate of 6% after that. Vacation pay is paid out on each pay for part- time employees.

•	After completion of annual vacation allotment, employees may request additional time off without pay, subject to written management approval.

Administration details:

•	Vacation entitlements are based on the calendar year (January 1 to December 31).

•

Employees who were hired during the year will be entitled to a portion of their yearly annual vacation time, pro-rated on a monthly basis from the employee’s start date (e.g. If an employee is entitled to 15 days’ vacation and the employee commenced his/her employment on April 1st , the employee would be entitled to 11.25 days of vacation in their first year of employment (1.25 x 9 months).

•	Vacation is accrued for use on a bi-monthly basis.

•

Employees must submit a vacation request in advance via BambooHR to their manager at least ten (10) business days prior to their scheduled vacation time. The Company will make every effort to accommodate employee’s vacation requests. However, vacation is subject tomanagement approval and at times vacation may not be approved because of operational needs.

39

•

Vacation time may be used before it is earned (accrued); however, the Employee would be required to pay back amounts for vacation taken in excess of the employee’s accrued vacation upon resignation or termination of employment, except in cases of death or retirement.

•	Vacation time cannot be donated to another employee.

•

Time off for vacation must be taken and neither the employee nor Flowr may waive the statutory entitlement to annual vacation. Managers are responsible for managing vacation schedules to ensure employees use their statutory required vacation allotment before year-end. If it does not appear that employees are taking their statutory required vacation days, Flowr may schedule vacation for employees, which they are required to take.

Carryover & Unused Vacation:

It is expected that an employee’s full vacation allotment is taken during the year in which it is earned; however, there are times that based on operational needs employees are unable to utilize their full vacation allotment.

•

British Columbia: Employees who do not use their statutory vacation time during a vacation entitlement year must take their vacation time within twelve (12) months of completing the vacation entitlement year (e.g. For the vacation entitlement year of January 1, 2018 to December 31, 2018, the employee must take their vacation by December 31, 2019.).

•

Ontario: Employees who do not use their statutory vacation time during a vacation entitlement year must take their vacation time within ten (10) months of completing the vacation entitlement year (e.g. For the vacation entitlement year of January 1, 2018 to December 31, 2018, the employee must take their vacation by October 31, 2019.).

In certain instances, and with written CEO approval, the Company may pay out unused vacation days in excess of an employee’s statutory entitlement at the Company’s discretion

40

Absence Policy: Religious Observance, Sickness, Bereavement & Statutory Leaves

Scope

Flowr’s absence policy applies to all full-time employees.

Religious Observance

Flowr observes applicable statutory holidays, however we also recognize Canada’s multicultural environment. Employees may use available vacation time or approved unpaid time to observe other religious holidays. Employees are to contact their manager ten (10) days prior to the holiday if they have requests in this regard.

Bereavement

In the event of the death of an immediate member of an employee's family, the employee will be granted up to five (5) day’s leave of absence with pay. The following are considered immediate family:

• Spouse or partner;

• Child (including adopted or foster children);

• Parent;

• Brother or sister;

• Grandparent;

• Grandchild; or

• Father or mother-in-law

The period of absence may be extended at Management’s discretion with or without pay. In Ontario, bereavement leave days will also count as personal emergency leave days if the employee has such das available.

Statutory Leaves

Provincial employment standards legislation grants employees a number of unpaid leaves of absence.

During a statutory leave of absence, employment is considered continuous for the purposes of calculating annual vacation and termination entitlements, as well as for health or other employee benefit plans. When the leave ends, the employee will be returned to his or her former position, if it exists, or a comparable position, if it does not. Employees are entitled to all increases in wages and benefits that the employee would have received if not on leave.

For more information on statutory leaves of absence including notification requirements, please contact the Chief Financial Officer and refer to your provincial Ministry of Labour website for a full listing of all statutory leaves of absence.

41

14 | Appendix III –Expense Policy

The Flowr Corporation Business Expense Policy	Effective Date: March 15, 2018

Purpose & Scope:

The Flowr Corporation (and all affiliates, including The Flowr Canada Holdings ULC and The Flowr Group (Okanagan) Inc., - collectively the “Company”) maintains policies and procedures for all employees, consultants or services providers (“Employees”) of the Company to follow.

This policy provides guidance and procedures relating to the reimbursement of business-related expenses incurred by Employees on behalf of Company. Please review the Company’s Travel Policy before incurring travel-related expenses.

All Company policies are subject to revisions and improvements. The Company will ensure Employees are informed of policy changes.

Policy:

Employees who incur business expenses paid with their own funds are entitled to be reimbursed for the expenses if the expenses are reasonable and are approved in accordance with this policy.

Employees are expected to manage Company funds carefully and conservatively and exercise prudent business judgment regarding expenses covered by this policy.

Business expenses must be approved in advance by the appropriate executive/manager. Refer to the Purchasing Approval Policy concerning approval amount thresholds which Employees can confirm with their immediate manager.

If approval is not received prior to incurring the expense, the expense will be considered refused until reviewed. The Company reserves the right to refuse payment for any expense submitted where prior approval was required but not obtained.

When appropriate, multiple quotes should be submitted when requesting approval (e.g. prior to booking airline flights directly).

Employees wishing to be reimbursed must submit a completed and approved by management expense report along with supporting receipts. After obtaining manager approval the expense report and receipts must be sent to the VP Finance or CFO for processing and reimbursement.

Digital versions (scan/email) of expense reports and receipts will be accepted. Original reports and receipts must be submitted to the Kelowna or Toronto offices at a minimum on a quarterly basis if a digital version was submitted.

A new digital procedure for submitting and processing expense reports and receipts is currently being reviewed for future implementation.

Completed and Approved Expense Reports with supporting receipts for a specific month MUST be submitted by that month end (cut-off is the 20th of a given month) to ensure processing and reimbursement on the next end of month payroll direct deposit.

42

Procedures:

To allow for reimbursement, expense reports must include:

-	The expense report template designated by the Company

-

The entity to which the expenses are to be allocated to i.e. The Flowr Corporation, The Flowr Canada Holdings ULC, The Flowr Group (Okanagan) Inc. A separate expense report is required for each entity.

-	Employee details filled out in full. Include the date of the report and Employee signature (approved digital signature accepted).

-	An itemized list of expenses with a description of the expense that includes the date, place, and nature of the expense.

-

Each item on the expense report should be listed on a separate line. Receipts should be visibly numbered to correspond with the line number on the expense report. If multiple expense reports are submitted in a month then each receipt should be visibly numbered and labelled appropriately to allow for easy cross reference to the designated report.

-	Credit card – C/C statements are NOT considered an acceptable form of receipt.

-	Expenses to be rebilled to another company must be submitted on a separate report.

-

The expense form must be signed by a member of management with the proper signing authority. The authorizing manager is responsible for reviewing expense reports for accuracy and compliance with this Policy.

-	Clear digital versions of approved expense reports and receipts will be accepted. Original versions will also be accepted while the new digital procedure remains under review.

-

Restaurant receipts should identify all individuals attending the function and the purpose of the function on the front of the receipt(s). When more than one Employee/Consultant dines together, the most senior person (by rank within the Company, not age) must pay.

-

When entering expenses subject to various taxes only the GST/HST (as presented on the receipt) is to be recorded in the proper column on the report. All other taxes must be added to and included in the principle amount of the purchase.

-	Meals & Entertainment expenses MUST have the GST/HST amount recorded in the proper column. Please refer to the Travel Policy for further details.

-

Tipping is to follow reasonable industry practice (i.e. 10% for taxi service, 15-18% for meals depending on group size). Tips should be calculated based on the pre-tax amount of the receipt. Avoid adding a tip to the tax portion of the bill.

43

-

Mileage is reimbursed at a rate of 54 cents (2017 rate) per kilometre and is for business use only. Mileage from a personal residence to an office is not an eligible expense. All mileage claims must include either a travel log or detail as to the distance to and from the specific destination and reason for travel. Note that Employees who are required by the Company to have a car available for business use (other than commuting to and from work) will receive a T2200 form allowing them to write off a portion of their car expenses against their income tax. These employees are not eligible to claim mileage.

-

Employees who must be either available outside of office hours or out of the office routinely due to travel requirements and who require a mobile phone because of the nature of their job responsibilities, are eligible for reimbursement of mobile phone usage fees (but not the phone itself unless approved by management).

-

Expenses will be reimbursed in Canadian funds, regardless of the currency in which the expense was incurred. Credit card statements, while not an acceptable form of receipt, will be used to establish foreign exchange rates. Employee must provide a copy of the credit card statement with personal details blacked out. For foreign cash conversions, Company will use the corresponding Bank of Canada posted rate from the date of the expense.

-

Incomplete expense reports, such as those with missing receipts or insufficient detail to support the expense, will be forwarded back to the Employee who must complete the missing item(s) or explain the missing information, then resubmit to their authorized manager for signature and then to VP Finance or CFO for reimbursement.

-	Cash advances on credit cards will not be reimbursed.

-

Other non-reimbursable items include but are not limited to club/membership dues, fines or parking tickets, finance charges or delinquency charges on personal credit cards, excess baggage fees, non-Employees travel expenses, vacation or personal day expenses while on a business trip, loss/theft of personal funds or property including baggage, unapproved rental car upgrades, accident repairs or gambling expenses.

44

15 | Appendix IV – Remote Working Policy

The Flowr Corporation Remote Working Policy	Effective Date: August 30, 2018

Unless otherwise authorized, employees are expected to be in the office during regular working hours unless they are at a customer’s office or in transit.

Where occasional home or remote working is permitted, employees must comply with the terms of this Policy which may be amended or withdrawn from time to time in the Company’s absolute discretion.

We recognize that some employees may have a need to work remotely periodically. The ability to work remotely is a privilege, not a right. Further, it should be recognized that, for customer service purposes, not every position is appropriate for working remotely. It should not be assumed that the Company endorses or even encourages a practice of working remotely regularly.

The following guidelines must be followed with respect to working remotely:

•	You must obtain permission from your manager or supervisor before working remotely.

•	You will be expected to maintain at least the same level of productivity as when working in the office. It is assumed that employees working outside of the office will be contactable and responsive, in the same way as if the employee was working in the office. All emails and voicemails must be attended to in a timely fashion.

•	Your home environment must be conducive to working. This means that there must be a minimum of two (2) connections available: one (1) for constant access to the Company’s network via the internet and one (1) for incoming/outgoing phone calls.

•	You must be able to ensure the security of documents and information, where appropriate while working remotely.

•	No employee may work remotely for more than two (2) days in a row without written authorization from their direct manager.

Approving a Request to Work Remotely

The Company will only approve a request to work remotely where the Company is satisfied that such alternative working arrangements will have no adverse effect on your individual performance, your department / team and/or the business operation. When considering a request to work from home or remotely, the needs of the business will always be considered.

Home or remote working will not be permitted in any of the following circumstances:

•	Where the role requirements demand on-site presence;

•	Where the employee making the request requires supervision, or is the subject of a performance improvement plan, or has a disciplinary record.

45

The terms of your contract of employment and the Company’s policies, guidelines and procedures will continue to apply to you when working from home or remotely.

46

15 | Acknowledgement Form

To help ensure compliance with this Handbook, the Company requires that all employees and officers review the policies and procedures therein and acknowledge their understanding and adherence in writing on starting employment with the Company, and then on an annual basis in the space below.

***********************************************************************************

I have read and understand the policies contained in the Employee Handbook. I hereby confirm that I will adhere to the polices contained herein as may be amended from time to time.

I shall demonstrate courtesy, honesty, civility and respect for other employees of the Company, for its clients, and for its suppliers. I will refrain from any form of harassment or discrimination against anyone on the basis of any ground protected by applicable human rights legislation.

Name:

Date:

Signature:

47